EXHIBIT (a)(7)

                   IRREVOCABLE STANDING ORDER TO SELL SHARES




August 22, 2003


Morgan Keegan & Company, Inc.
3060 Peachtree Road NW
Suite 1600
Atlanta, GA 30305


Dear Sir or Madam:

         The following relates to shares of Millennium Cell Inc. common stock issued as restricted stock (the "Restricted Stock") under the Millennium Cell Inc. Amended and Restated 2000 Stock Option Plan (the "Plan"). Please consider this your authorization to sell upon the request of my employer, Millennium Cell Inc., the amount of shares required in order to cover withholding taxes, as well as the fees associated with such sales.

         Also, please consider this your authorization to transfer funds to my employer, Millennium Cell Inc., in order to cover all taxes associated with the Restricted Stock.

         These instructions shall remain in effect for the duration of the vesting of my Restricted Stock under the Plan and the time that is necessary to cover withholding taxes, which is approximately two years.

         In consideration for your honoring this request, I hereby agree to waive any and all claims I may have against Morgan Keegan & Company, Inc. relating to adverse consequences with fulfilling this request. I also agree to indemnify you and hold you harmless for any and all losses, liabilities, or expenses you may incur as a result of complying with this request.

                                Thank you,

                                Signature:_____________________________________
                                Print Name:____________________________________
                                Date:__________________________________________